Filing pursuant to Rule 424(b)(3)
                      Registration Statement No. 333-63782


                PROSPECTUS SUPPLEMENT NO 2. DATED AUGUST 19, 2002

                     (TO PROSPECTUS DATED NOVEMBER 1, 2001)

                                9,900,000 SHARES


FONAR CORPORATION

                                  COMMON STOCK

This prospectus supplement relates to a second temporary reduction in the exercise price of the callable warrants previously issued by us to The Tail Wind Fund Ltd. originally covering 2,000,000 shares of our common stock. See "Callable Warrants" below for a more detailed description of this reduction and the callable warrants.

You should read this second prospectus supplement along with the accompanying prospectus and first prospectus supplement. These documents contain information you should consider when making your investment decision. You should rely only on information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and first prospectus supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of this document.

This second prospectus supplement and the accompanying prospectus and first prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered hereby. These documents do not constitute an offer to sell or a solicitation of an offer to buy our common stock in any circumstances in which an offer or solicitation is unlawful.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              SELLING STOCKHOLDERS
                                CALLABLE WARRANTS

On May 24, 2001, we issued callable warrants to The Tail Wind Fund Ltd. covering 2,000,000 shares of our common stock. Under the original terms of those warrants, the exercise price was to be equal to the average closing bid price of Fonar's common stock for the full calendar month preceding the date of exercise subject to a maximum exercise price of $6.00 per share and a minimum exercise price of $2.00 per share.

In order to induce The Tail Wind Fund Ltd. to exercise the callable warrants we previously agreed to set the exercise price of the callable warrants at $1.50 per share for the period from June 24, 2002 through July 31, 2002. We also agreed not to exercise our right to redeem any callable warrants during the months of July, 2002 and August, 2002.

The Tail Wind Fund Ltd. exercised callable warrants to purchase 1,000,000 shares of our common stock at $1.50 per share. In order to induce The Tail Wind Fund Ltd. to exercise the remaining callable warrants for 1,000,000 shares, we have now agreed to further reduce the exercise price of the callable warrants to $1.125 per share for a period of five business days ending on August 22, 2002. In return The Tail Wind Fund Ltd. has agreed to exercise the callable warrants for all of the remaining 1,000,000 shares of common stock during this period.

In consideration for The Tail Wind Fund Ltd.'s exercise of the callable warrants for 2,000,000 shares of common stock, we have agreed to issue by August 30, 2002, new callable warrants covering 2,000,000 shares of our common stock on the same terms as the original unmodified callable warrants. We have agreed to file a registration statement for the underlying shares by August 31, 2002.

                                 USE OF PROCEEDS

We intend to use the net proceeds from the exercise of the callable warrants for general corporate purposes, including working capital to fund operating losses, expenses and capital expenditures. As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we may receive upon the exercise of the warrants. Accordingly, our management will have broad discretion in the application of any net proceeds received. Pending such uses, we intend to invest the net proceeds from the exercise of the warrants in short-term, interest-bearing, investment grade securities.

                           MARKET FOR OUR COMMON STOCK

Our common stock is listed on the NASDAQ Small Cap Market under the symbol "FONR". On August 16, 2002 the closing price of one share of our common stock was $1.48. As of August 16, 2002, we had 73,087,290 shares of common stock outstanding.

                       WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus.

The documents we incorporate by reference and where you can find additional filings and information concerning Fonar are set forth in the prospectus beginning on page 17.